MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : HOLDINGS

Top 15 Holdings as of June 30, 2012	
Bank of America Corp.	4.96%
Mastercard Inc.	4.89%
Citigroup Inc.	4.57%
BNP Paribas ADR	4.39%
Banco Santander ADR	4.08%
Mitsubishi UFJ Financial	3.96%
CNOOC Ltd. ADR	3.81%
General Electric Co.	3.63%
Companhia De Bebidas	3.63%
Aegon NV Ord.	3.59%
Munich RE Group	3.53%
Lukoil ADR	3.48%
ING Group ADR	3.31%
Telefonica de Espana	3.24%
Exxon Mobil	3.24%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS


Financials
32.39%
Information Technology
18.81%
Telecommunication Services
18.50%
Energy
10.53%
Health Care
8.81%
Industrials
6.72%
Consumer Staples
3.63%
Consumer Discretionary
0.00%
Cash
0.61%

Fund Sectors as of June 30, 2012	
Financials	32.39%
Information Technology	18.81%
Telecommunication Services	18.50%
Energy	10.53%
Health Care	8.81%
Industrials	6.72%
Consumer Staples	3.63%
Consumer Discretionary	0.00%
Cash	0.61%